UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Solar Power, Inc. (formerly Welund Fund, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83490A100

(CUSIP Number)

Mr. Joseph I. Worsham, II	with a copy to:
General Counsel	John D. Hogoboom, Esq.
WS Capital Management, L.P.	Lowenstein Sandler PC
300 Crescent Court, Ste. 1111	65 Livingston Avenue
Dallas, Texas 75201	Roseland, New Jersey 07068
(214) 756-6073	(973) 597-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,000,000*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 3.1%*
14	Type of Reporting Person (See Instructions): HC/OO

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,000,000*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 3.1%*
14	Type of Reporting Person (See Instructions): IA/PN
* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Walker Smith Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 0.0%*
14	Type of Reporting Person (See Instructions): PN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Walker Smith Capital (Q.P.), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 0.0%*
14	Type of Reporting Person (See Instructions): PN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Walker Smith International Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 0.0%*
14	Type of Reporting Person (See Instructions): CO

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WSV Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,500,000*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,500,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 4.7%*
14	Type of Reporting Person (See Instructions): IA/OO

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Ventures Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,500,000*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,500,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 4.7%*
14	Type of Reporting Person (See Instructions): HC/PN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 0.0%*
14	Type of Reporting Person (See Instructions): PN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Opportunity Fund (Q.P.), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 0.0%*
14	Type of Reporting Person (See Instructions): PN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Opportunity Fund International, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 0*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 0.0%*
14	Type of Reporting Person (See Instructions): CO

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Reid S. Walker
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 2,500,000*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 2,500,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 7.8%*
14	Type of Reporting Person (See Instructions): IN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): G. Stacy Smith
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 2,500,000*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 2,500,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 7.8%*
14	Type of Reporting Person (See Instructions): IN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Cusip No. 83490A100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Patrick P. Walker
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC/OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*
	8	Shared Voting Power: 1,500,000*
	9	Sole Dispositive Power: 0*
	10	Shared Dispositive Power: 1,500,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13	Percent of Class Represented by Amount in Row (11): 4.7%*
14	Type of Reporting Person (See Instructions): IN

* Based on information set forth on the Form 8-K of Solar Power, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007, there were 32,166,667 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. As a result, WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the Shares held by the WSO Funds. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SEC. THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THIS AMENDED 13D REPORTS THAT THE REPORTING PERSONS NO LONGER BENEFICIALLY OWN MORE THAN 10.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. ADDITIONALLY, THE REPORTING PERSONS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES. THE REPORTING PERSONS DO NOT HAVE ANY PRESENT PLANS OR INTENTIONS WHICH WOULD RESULT IN OR RELATE TO ANY OF THE MATTERS SET FORTH IN SUBPARAGRAPHS (a) THROUGH (j) OF ITEM 4 OF SCHEDULE 13D. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, THE REPORTING PERSONS HAVE CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT THE REPORTING PERSONS OWN MORE THAN 5.0% OF THE VOTING EQUITY SECURITIES OF THE COMPANY ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Shares”), of Solar Power, Inc., a Nevada corporation, formerly known as Welund Fund, Inc. (the “Company”). The principal executive offices of the Company are located at 4080 Cavitt Stallman Road, Suite 100, Granite Bay, CA 95746.

Item 3. Source and Amount of Funds or Other Consideration.

All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the working capital of Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), HHMI Investment, L.P., a Delaware limited partnership (“HHMI”), WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”).

Item 5. Interest in Securities of the Issuer.

(a) Based on information set forth on the Form 8-K of the Company as filed with the SEC on January 8, 2007, there were 32,166,667 Shares issued and outstanding as of December 29, 2006. As of January 8, 2007 (the “Reporting Date”), WSC, WSCQP, WS International and HHMI (collectively, the "WS Funds") own in the aggregate 1,000,000 Shares. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital Management, L.L.C. (“WSC Management”) is the general partner of WS Capital. Reid S. Walker and G. Stacy Smith are principals of WSC Management. In addition, as of the Reporting Date, WSO, WSOQP, and WSO International (collectively, the "WSO Funds") own in the aggregate 1,500,000 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV.

Reid S. Walker is the beneficial owner of 2,500,000 Shares (which represents approximately 7.8% of the Shares issued and outstanding as of the Reporting Date) which includes (i) 1,000,000 Shares beneficially owned by WS Capital and WSC Management for the accounts of the WS Funds and (ii) 1,500,000 Shares beneficially owned by WSV and WSVM for the accounts of the WSO Funds.

G. Stacy Smith is the beneficial owner of 2,500,000 Shares (which represents approximately 7.8% of the Shares issued and outstanding as of the Reporting Date) which includes (i) 1,000,000 Shares beneficially owned by WS Capital and WSC Management for the accounts of the WS Funds and (ii) 1,500,000 Shares beneficially owned by WSV and WSVM for the accounts of the WSO Funds.

Patrick P. Walker is the beneficial owner of 1,500,000 Shares (which represents approximately 4.7% of the Shares issued and outstanding as of the Reporting Date) beneficially owned by WSV and WSVM for the accounts of the WSO Funds.

WS Capital and WSC Management are the beneficial owners of 1,000,000 Shares (which represents approximately 3.1% of the Shares issued and outstanding as of the Reporting Date) of Common Stock for the accounts of the WS Funds.

WSV and WSVM are the beneficial owners of 1,500,000 Shares (which represents approximately 4.7% of the Shares issued and outstanding as of the Reporting Date) for the accounts of the WSO Funds.

Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13D shall not be deemed to be an admission that any such reporting person is a member of such a group. Additionally, this Schedule 13D shall not be deemed to be an admission by any such reporting person that it beneficially owns Shares held by any other reporting person due to the nature of the reporting structure described herein.

(b) WS Capital, WSC Management, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the 1,000,000 Shares held by the WS Funds. WSV, WSVM, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the 1,500,000 Shares held by the WSO Funds. Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and shared power to direct the disposition of the 2,500,000 Shares held in the aggregate by the WS Funds and the WSO Funds.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated October 17, 2007, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., WSV Management, L.L.C., WS Ventures Management, L.P., WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P., WS Opportunity Fund International, Ltd., Reid S. Walker, G. Stacy Smith and Patrick P. Walker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2007

WS CAPITAL, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WALKER SMITH CAPITAL, L.P.
By: WS Capital Management, L.P., its general partner
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WALKER SMITH CAPITAL (Q.P.), L.P.
By: WS Capital Management, L.P., its general partner
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WALKER SMITH INTERNATIONAL FUND, LTD.
By: WS Capital Management, L.P., its agent and attorney-in-fact
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS OPPORTUNITY FUND, L.P.
By: WS Ventures Management, L.P., its general partner
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS OPPORTUNITY FUND (Q.P.), L.P.
By: WS Ventures Management, L.P., its general partner
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS OPPORTUNITY FUND INTERNATIONAL, LTD.
By: WS Ventures Management, L.P., its agent and attorney-in-fact
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)